Linklaters 10th Floor, Alexandra House Chater Road Hong Kong Telephone (+852) 2842 4888 Facsimile (+852) 2810 8133/2810 1695

Ellie Bavaria

Special Counsel

Division of Corporate

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

October 18, 2012

Dear Ms. Bavaria,

Republic of the Philippines

Registration Statement under Schedule B

File No. 333-183717

Thank you for your comments on the Registration Statement filed on September 5, 2012 by the Republic of the Philippines (the “Republic”). We have enclosed a clean Pre-Effective Amendment No. 1 to the Registration Statement as well as a courtesy blacklined copy showing changes from the previously filed version. These changes reflect the Republic’s responses to the comments in your letter dated October 2, 2012, as well as additional updates and revisions. The Republic’s responses to your specific comments are as follows:

General

1.	Where appropriate, please expand upon disclosure regarding the recent flooding in the Philippines. In this regard, please discuss factors that may contribute to the flooding problems including, but not limited to, low-lying areas, lack of drainage and infrastructure, illegal logging, and climate change. Please discuss other related issues to the extent material, such as how continued flooding may affect construction, health, and agriculture, particularly rice supply.

As requested, we have supplemented the disclosure with a discussion of the factors that have contributed to the recent flooding in the Philippines and the impact of flooding on health, construction and agriculture. The additional disclosure has been added to pages 24 and 25.

2.	Where appropriate, please expand upon disclosure about the conflict with China regarding the South China Sea/West Philippine Sea. Please discuss material factors that may be affected by continuing or increased conflict with China, such as fishing, trade, offshore drilling, and military action.

As requested, we have supplemented the disclosure on the dispute in the West Philippine Sea to include a discussion of how the continuation of the dispute may affect fishing, trade and offshore drilling. The additional disclosure has been added to page 24.

A list of the names of the principals, solicitors and registered foreign lawyers of Linklaters in Hong Kong is open to inspection at its registered office at 10th Floor, Alexandra House, Chater Road, Hong Kong.

Linklaters Hong Kong is a law firm affiliated with Linklaters LLP, a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

3.	Please discuss any material impact that a prolonged or worsened European sovereign debt crisis is expected to have on the economic and financial outlook of the Philippines.

Discuss the expected material effects of further bailouts of EU countries or companies, further European economic or political integration, short-term economic instability in the EU if a country were to abruptly leave the monetary union, strains upon the Philippines’ social security and unemployment compensation services due to political and economic turmoil, as well as the effects of another credit crisis on the Philippines and on Philippine companies’ ability to maintain adequate liquidity.

As requested, we have added disclosure on pages 27 and 28 to address the potential impact of the European sovereign debt crisis on the Republic.

4.	Where appropriate, please include statistics on poverty in the Philippines.

As requested, we have added disclosure on page 51 discussing poverty statistics in the Republic.

History, Land and People, page 7

5.	Please expand upon the country information, particularly the geographic and population information, by incorporating a map of the country and a smaller map showing the country with respect to the rest of the region, discussing any territorial disputes, and providing statistics regarding the age distribution of the population as well as the average age of the population and population growth.

As requested, we have added maps of the Republic and its position within Southeast Asia on pages 7 and 8. We have also added a discussion of the demographics of the Republic and the growth rate of its population on page 9. We have added a cross reference on page 8 to the territorial dispute disclosure and expanded that disclosure on page 24.

Gross Domestic Product By Major Sector, page 32

6.	Please consider expanding the “Other services” category in the table or including a footnote that identifies the components of that category.

As requested, we have provided footnotes detailing the components of the category on pages 37 and 39.

Industry Sector, page 37

7.	Please expand on the underlying causes of the growth or contraction in the various industries.

As requested, we have provided additional detail on the causes of growth and contraction in the various industries on pages 41 and 42.

8.	We note media reports indicating that the Philippines are materially impacted by Chinese steel production. Please discuss the material effects that an escalation of the conflict with China would have on steel supply and the development of infrastructure within the Philippines.

As requested, we have added disclosure on the potential impact of continued tensions with China on the Republic’s steel supply and infrastructure development on page 24.

Service Sector, pages 40

9.	Please expand on the underlying causes of the declining growth in the various service industries discussed in this section.

As requested, we have provided additional detail on the causes of contraction in the various service industries on pages 44 and 45.

Employment and Wages, page 45

10.	Please expand the discussion to include information on the employment rate with regard to age, gender, and any seasonal employment. Consider using a table to more concisely display all of the unemployment data.

As requested we have provided a table including information the employment rate with regard to age and gender on page 51.

11.	Please clarify the meaning of “Region IV-A.”

As requested, we have provided description of what is meant by this designation on page 50.

Imports of Goods, page 58

12.	In the table, please identify the component countries of the “Others” category.

As requested, we have added a footnote explaining the components of the “Others” category on page 63.

Financial Derivative Investments, page 66

13.	Clarify throughout the registration statement whether you have purchased derivative instruments for hedging or speculative purposes, quantify the risk exposures and identify the categories of risk against which you intend to hedge. Please include any other material information necessary to understand the Philippines’ risk exposures.

As requested, we have added disclosure concerning the Republic’s financial derivative investments on page 71.

14.	Please list the components of “Other sectors.”

As requested, we have added a footnote explaining the components of the “Other sectors” category on page 71.

Consolidated Public Sector Financial Position of the Republic, page 85

15.	Please expand the discussion of the reasons for the changes to the deficit or surplus position for each year to include a discussion of the GOCCs and the underlying reasons for the changing borrowing requirements related to the GOCCs.

As requested, we have added a discussion of the reasons for the changing borrowing requirements of the GOCCs and the impact of changes in the financial positions of the GOCCs on the deficit or surplus position of the Republic on page 91.

Government Financing Initiatives, page 95

16.	Please provide the currency for the loan amounts listed.

As requested, we have clarified the relevant currency on page 100.

Taxation, page 120

17.	Please revise this section to clarify that it addresses the “material tax consequences” as opposed to “certain tax considerations.” Refer to Section III.C.1 of Staff Legal Bulletin No. 19 (CF), dated Oct. 14, 2011.

As requested, we have made the clarification on page 126.

Thank you for your attention to this matter. Please feel free to contact Pam Shores at + 852 2901 5159 or pam.shores@Linklaters.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely,

/s/ Pamela Shores

Pamela Shores